UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2012

        Golar LNG Partners LP
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Partners LP dated May 22, 2012.

Exhibit 99.1

EARNINGS RELEASE - INTERIM RESULTS FOR THE

PERIOD ENDED MARCH 31, 2012

Highlights

•	Golar LNG Partners reports net income attributable to unit holders of $19.5 million and operating income of $31.8 million for the first quarter of 2012
•	Generated distributable cash flow of $19.0 million for the first quarter of 2012
•	Declared dividend of $0.43 per unit for the first quarter of 2012
•	Golar Winter charter extension concluded during the quarter

Financial Results Overview

Golar LNG Partners L.P (“Golar Partners” or the “Partnership”) reports net income attributable to unit holders of $19.5 million and operating income of $31.8 million for the first quarter of 2012, as compared to $23.8 million and $30.4 million, respectively for the first quarter of 20111.

While operating results were improved in comparison to the first quarter of 2011, net income was lower largely due to the interest cost associated with debt incurred to acquire the Golar Freeze which is not reflected in the historical results.

Operating results for the first quarter of 2012 were improved compared to the same period in 2011 due to increased revenue as a result of inflation escalators within the Petrobras charters and reduced administrative costs, offset in part by higher operating costs. Operating costs were higher in the first quarter of 2012 largely as a result of annual scheduled maintenance work on the two FSRU vessels operating in Brazil. It is anticipated that operating income from the two Brazilian FSRUs will increase during the balance of the year due to increased charter hire, as a function of the operating element hire rate escalation and lower expected operating costs. All vessels operated well throughout the quarter with 100 per cent utilization.

Net interest expenses increased to $7.8 million for the first quarter of 2012 compared to $3.7 million for the same period in 2011. As noted above, this was principally due to additional interest cost associated with the $222 million loan from Golar LNG Limited (“Golar”) in connection with the acquisition of the Golar Freeze.

Other financial items increased $1.6 million to a loss of $1.6 million for the first quarter compared to the same period in 2011. The variance mainly relates to the changes in non-cash mark-to-market

1 Following the acquisition of the Golar Freeze from Golar, the comparative results for the first quarter of 2011 assume that the Golar Freeze was wholly owned by the Partnership for the entire period that the vessel has been under the common control of Golar.

valuations of financial derivative instruments, principally interest rate swaps that are hedges against future interest rate movements.

The Partnership’s Distributable Cash Flow2 for the first quarter of 2012 was $19.0 million as compared to $20.5 million in the fourth quarter of 2011. This is partly due to the fact that there is one less operating day in the first quarter of 2012 compared to the fourth quarter of 2012, resulting in $0.6 million lower revenue and due to the annual scheduled maintenance work referred to above that resulted in approximately $0.7 million additional operating expenses.

Golar Partners declared a dividend for the first quarter of $0.43 per unit. The dividend was paid on May 16, 2012.

Golar’s Newbuilding Programme

Golar announced during the quarter that it had entered into two further contracts with Samsung Heavy Industries Co. Ltd to build two LNG carriers for delivery in 2014 and 2015. This increases Golar’s newbuild programme to thirteen vessels consisting of eleven LNG carriers and two FSRUs. Five of the newbuilds are due for delivery in 2013 with the rest in 2014 and early 2015. Golar has a positive view of the long term charter market and has so far refrained from fixing any of the new buildings on long term charter. Golar has indicated that in its view long term charter rates will increase moving forwards based on a continuing tight shipping market and as the delivery dates for its newbuildings approach. Given the positive outlook for the LNG market, and Golar’s obligation to offer to sell to the Partnership any such vessels that it may charter for a term of five or more years, Golar’s expanded newbuilding program is a positive development for the future growth potential of the Partnership.

Floating Storage and Regasification Unit (“FSRU”) Nusantara Regas Satu (formerly Khannur)

The Partnership has an option to acquire the FSRU Nusantara Regas Satu. The vessel left the shipyard, following its FSRU retrofit, in April 2012 and was delivered to its charterers, Nusantara Regas, in early May 2012. The vessel has received its first cargo of LNG and is currently undergoing its commissioning procedures, which are progressing well. The Partnerships management is currently discussing the terms and timing of a possible acquisition of the Nusantara Regas Satu from Golar.

Financing and Liquidity

As of March 31, 2012 the Partnership had cash and cash equivalents of $49.9 million and undrawn revolving credit facilities of $20 million. Total debt and capital lease obligations net of restricted cash was $715.9 million as of March 31, 2012.

Based on the above debt amount and annualized3 first quarter 2012 adjusted EBITDA4 Golar Partners has a debt to adjusted EBITDA multiple of 4.4 times, which leaves significant flexibility to finance further growth given debt covenant requirements of 6.5 times.

As of March 31, 2012, Golar Partners had interest rate swaps with a notional outstanding value of $460 million representing approximately 93% of senior bank debt and capital lease obligations, net of restricted cash. The average fixed interest rate of these swaps is approximately 2.7%. Average margins paid on outstanding debt in addition to the interest rate are approximately 1.5%. The fixed rate of interest paid on the $222 million Golar LNG loan is 6.75%.

2 Distributable cash flow is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.
3 Annualized means the current quarter (i.e. the first quarter of 2012) multiplied by 4.
4 Adjusted EBITDA: Earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

Golar Partners has entered into constructive discussions with banks regarding secured debt financing to finance future growth, including discussions in relation to a possible future acquisition of the Nusantara Regas Satu.

Outlook

The Partnership’s board of directors (the “Board”) is pleased that the Partnership has made significant progress since the initial public offering. During 2011, the Partnership made its first acquisition, the Golar Freeze, which gave rise to an 11.7% increase in distributions.

Golar Partners has also developed its existing business and thereby contracted revenue backlog, with the extension of the time charter with Petrobras in respect of the Golar Winter, which was extended by 5 years to 2024 during the quarter.

As noted above the acquisition of the Nusantara Regas Satu is currently under consideration. Golar Partners has an option to acquire the FSRU, Nusantara Regas Satu, which is contracted under an 11 year charter to Nusantara Regas, a joint venture between Pertamina and Indonesian gas distributor PGN. The vessel began operations under its charter on May 4, 2012.

Golar Partners also has the right to acquire any of Golar’s LNG carriers and FSRUs that in the future obtain charters of greater than five years. Golar currently has a fleet of 21 vessels, including newbuildings on order, which may, in the future, be chartered on a long-term basis. This potentially creates, if successfully developed, a solid platform for significant future growth in Golar Partners.

According to Wood Mackenzie, LNG liquefaction capacity is expected to grow by an average of 6% per annum between 2012 and 2017. These estimates could possibly increase if there were significant future debottlenecking of existing projects. There are currently 72 LNG carriers on order and 351 vessels in the existing fleet (excluding FSRU’s). Of the existing fleet 46 vessels are more than 30 years old.

In the Board’s view there is stability in the Partnership’s earnings from the existing long term contracts, and there is potential to increase earnings and distributions significantly through additional vessel acquisitions. Currently the most likely acquisition candidate is the Nusantara Regas Satu and as noted above there are ongoing discussions with Golar about a potential purchase. The Board remains optimistic about Golar Partners ability to achieve a high level of growth and to increase distributions over the long-term.

May 22, 2012
Golar LNG Partners L.P.
Hamilton, Bermuda.

Questions should be directed to:
C/o Golar Management Ltd - +44 207 063 7900
Brian Tienzo or Graham Robjohns

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF INCOME

	2012	2011[1]	2011[1]	2011[1]
(in thousands)	Jan-Mar	Jan-Mar	Oct- Dec	Jan- Dec

Total operating revenues	$50,788	$49,670	$51,398	$203,725
Vessel operating expenses	9,151	8,628	7,787	33,069
Voyage costs	36	46	43	238
Administrative expenses	1,022	1,776	829	5,203
Depreciation and amortization	8,797	8,796	8,991	35,634
Total operating expenses	19,006	19,246	17,650	74,144
Operating income	31,782	30,424	33,748	129,581
Financial income (expenses)
Interest income	469	363	511	1,547
Interest expense	(8,247)	(4,101)	(7,363)	(19,880)
Other financial items	(1,633)	(44)	(549)	(20,115)
Net financial expenses	(9,411)	(3,782)	(7,401)	(38,448)
Income before tax and non-controlling interests	22,371	26,642	26,347	91,133
Tax	(445)	(417)	(783)	(1,609)
Net income	21,926	26,225	25,564	89,524
Net income attributable to non-controlling interests	(2,471)	(2,379)	(2,439)	(9,863)
Net income attributable to Golar LNG Partners LP Owners	$19,455	$23,846	$23,125	$79,661

(1)	Results for the Golar Freeze for the periods prior to her acquisition by the Partnership (on October 19, 2011) when she was owned and operated by Golar LNG Limited have been combined with the previously published results of the Partnership and are included in the results of all periods presented. These results are referred to as the Dropdown Predecessor.

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS

	At March 31,	At December 31,
(in thousands)	2012	2011

ASSETS
Short-term
Cash and cash equivalents	49,875	45,962
Restricted cash and short-term investments	31,725	24,512
Other current assets	3,432	3,065
Amounts due from related parties	1,463	3,076
Total Short-term Assets	86,495	76,615
Long-term
Restricted cash	144,430	140,262
Vessels and vessels under capital leases, net	844,139	853,055
Other long term assets	5,294	5,563
Total Assets	$1,080,358	$1,075,495

LIABILITIES AND EQUITY
Short-term
Current portion of long-term debt	53,030	49,906
Current portion of obligations under capital leases	3,460	3,240
Other current liabilities	74,327	75,414
Amounts due to related parties	252	-
Total Short-term Liabilities	131,069	128,560
Long-term
Long-term debt	341,466	350,668
Long-term debt due to related parties	222,310	222,310
Obligations under capital leases	271,836	264,840
Other long-term liabilities	18,998	19,153
Total Liabilities	985,679	985,531

Equity
Total Partners’ capital	34,378	32,069
Accumulated other comprehensive income (loss)	(4,504)	(5,039)
Non-controlling interest	64,805	62,934

Total liabilities and equity	$1,080,358	$1,075,495

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASHFLOWS

	2012	2011[1]
(in thousands )	Jan-Mar	Jan-Mar

OPERATING ACTIVITIES
Net income	21,926	26,225
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,797	8,796
Amortization of deferred charges	230	200
Trade accounts receivable	132	347
Inventories	20	14
Prepaid expenses, accrued income and other assets	(480)	(472)
Amount due to/ from related companies	1,865	28,838
Trade accounts payable	165	(126)
Accrued expenses and deferred income	5,012	(4,037)
Unrealized foreign exchange losses	3,689	4,470
Interest element included in obligations under capital leases	22	207
Other current liabilities	(5,726)	(7,604)
Net cash provided by operating activities	35,652	56,858

INVESTING ACTIVITIES
Additions to vessels and equipment	(40)	(893)
Restricted cash and short-term investments	(7,060)	(7,290)
Net cash used in investing activities	(7,100)	(8,183)

FINANCING ACTIVITIES
Repayments of obligations under capital leases	(815)	(918)
Repayments of long-term debt	(6,078)	(5,961)
Non-controlling interest dividend	(600)	(1,000)
Cash distributions paid	(17,146)	-
Financing costs paid	-	(174)
Repayments of owner’s funding	-	(34,171)

Net cash used in financing activities	(24,639)	(42,224)
Net increase in cash and cash equivalents	3,913	6,451
Cash and cash equivalents at beginning of period	45,962	44,100
Cash and cash equivalents at end of period	$49,875	$50,551

(1)	Cash flows relating to the Golar Freeze for the periods prior to her acquisition by the Partnership (on October 19, 2011) when she was owned and operated by Golar LNG Limited have been combined with the previously published cash flows of the Partnership. These cash flows are referred to as the Dropdown Predecessor. As of October 19, 2011, the financial statements of the Partnership as a separate legal entity are presented on a consolidated basis.

(2)	On April 13, 2011, the Partnership completed its initial public offering (“IPO”). Prior to April 13, 2011, the results of operations, cash flows and balance sheet have been carved out of the consolidated financial statements of Golar LNG Limited and therefore are presented on a combined carve-out basis. The combined entity’s historical combined financial statements include assets, liabilities, revenues, expenses and cash flows directly attributable to the Partnership’s interests in four vessels, the Golar Mazo, the Methane Princess, the Golar Spirit and the Golar Winter (“Initial Fleet”). Accordingly, the historical combined carve-out interim financial statements prior to April 13, 2011 reflect allocations of certain administrative and other expenses, including share options and pension costs, mark-to-market valuations of interest rate and foreign currency swap derivatives. The basis for the allocations are described in note 2 of the audited consolidated and combined carve-out financial statements for the year ended December 31, 2011 contained in the 20-F filed by Golar Partners with the U.S. Securities and Exchange Commission. These allocated costs have been accounted for as an equity contribution in the combined balance sheets.

(3)	Subsequent to the IPO in April 2011, on October 19, 2011, the Partnership acquired from Golar LNG Limited, 100% interests in subsidiaries which own and operate the FSRU, the Golar Freeze. This transaction is deemed also to be a reorganization of entities under common control. As a result, the Partnership’s financial statements have been retroactively adjusted for all periods to include the results, cash flows and net assets of the Golar Freeze, herein referred to as the “Dropdown Predecessor” during the periods under common control of Golar LNG Limited. The basis is similar to the carve out of the initial fleet as described above using a historical combined carve-out basis.

APPENDIX A – RECONCILATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, other non-cash items, maintenance and replacement capital expenditures and Dropdown Predecessor’s net income before depreciation and amortization. Maintenance and replacement capital expenditures, including expenditure on drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, Golar Partners capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partner’s performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

	Three months	Three months
	ended	ended
(in thousands)	March 31, 2012	December 31, 2011

Net income	$21,926	$25,564
Add:
Depreciation and amortization	8,797	8,991
Unrealized gain from interest rate derivatives	(684)	(32)
Unrealized net loss/(gain) from foreign exchange and related foreign currency derivatives	602	(977)

Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(8,664)	(8,148)
Non-controlling interest’s share of DCF before maintenance and replacement capital expenditure	(2,986)	(3,112)
Dropdown Predecessor’s net income before depreciation and amortization	-	(1,808)

Distributable cash flow	$18,991	$20,478

Adjusted EBITDA

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance.

The Partnership believes that adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partners’ performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three months	Three months
	ended	ended
(in thousands)	March 31, 2012	March 31, 2011

Net income	$21,926	$26,225
Depreciation and amortization	8,797	8,796
Interest income	(469)	(363)
Interest Expense	8,247	4,101
Other financial items	1,633	44
Taxes	445	417

Adjusted EBITDA	$40,579	$39,220

Annualized adjusted EBITDA	$162,316	$156,880

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	statements about FSRU and LNG market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs and LNG carriers;
•	statements about Golar Partners and Golar LNG's ability to retrofit vessels as FSRUs and the timing of the delivery and acceptance of any such retrofitted vessels;
•	Golar Partners anticipated growth strategies;
•	the effect of the worldwide economic slowdown;
•	turmoil in the global financial markets;
•	fluctuations in currencies and interest rates;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in Golar Partners operating expenses, including drydocking and insurance costs and bunker prices;
•	forecasts of Golar Partners ability to make cash distributions on the units and the amount of any borrowings that may be necessary to make such distributions;
•	Golar Partners future financial condition or results of operations and our future revenues and expenses;
•	the repayment of debt and settling of interest rate swaps;
•	Golar Partners ability to make additional borrowings and to access debt and equity markets;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	the exercise of purchase options by the Partnerships charterers;

•	Golar Partners ability to maintain long-term relationships with major LNG traders;
•	Golar Partners ability to purchase vessels from Golar LNG in the future;
•	Golar Partners continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;
•	Golar Partners ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;
•	timely purchases and deliveries of newbuilding vessels;
•	future purchase prices of newbuildings and secondhand vessels;
•	Golar Partners ability to compete successfully for future chartering and newbuilding opportunities;
•	acceptance of a vessel by its charterer;
•	termination dates and extensions of charters;
•	the expected cost of, and Golar Partners ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to Golar Partners business;
•	availability of skilled labor, vessel crews and management;
•	Golar Partners anticipated incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under the fleet management agreements and the management and administrative services agreement;
•	the anticipated taxation of Golar Partners and distributions to Golar Partners unitholders;
•	estimated future maintenance and replacement capital expenditures;
•	Golar Partners ability to retain key employees;
•	customers’ increasing emphasis on environmental and safety concerns;
•	potential liability from any pending or future litigation;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	future sales of Golar Partners common units in the public market;
•	Golar Partners business strategy and other plans and objectives for future operations; and
•	other factors listed from time to time in the reports and other documents that we file with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, Golar Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Partners LP (Registrant)

Date: May 22, 2012	By:	/s/ Graham Robjohns Graham Robjohns Principal Financial Officer